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                                  May 13, 2005


Mr. Andrew Blume
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Avondale Incorporated - Form 10-K for the Fiscal Year Ended August 27, 2004, Filed November 12, 2004 (File No. 33-68412)
                  and Form 10-Q for the Thirteen Weeks Ended November 26, 2004, Filed January 7, 2005 (File No. 33-68412) (the "Reports")

Dear Mr. Blume:

         This letter sets forth the responses of Avondale Incorporated (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with regard to the above-referenced Reports. The Staff's comments were provided to the Company in a letter dated May 4, 2005.

         In connection with responding to these comments, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


               FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 27, 2004

Item 6.  Selected Financial Data, page 14

1. Based on your response to prior comment 4, it is our understanding that the ratio of "Adjusted EBITDA to interest expense, net and discount and expenses on sale of receivables" is not one of your debt covenants. Accordingly and as previously requested,


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Mr. Andrew Blume
Securities and Exchange Commission
Page 2



         please tell us in detail why you nonetheless believe you are permitted to include this measure in your filings in light of the prohibitions in
         Item 10(e) of Regulation S-K. Also, if you continue to believe that inclusion of this ratio is appropriate, please Supplementally show us what your revised disclosures in future filings will look like with respect to this measure.

         Response

         We wish to clarify our response to prior comment 4.

         Provisions of the bond indenture under which the Company's senior subordinated notes due 2013 were issued, and provisions of the senior floating rate notes due 2012, restrict the incurrence of additional indebtedness by the Company if the Company's ratio of Adjusted EBITDA to interest expense, net and discount and expenses on sale of receivables does not exceed 2.00 to 1.00 on the date of incurrence of such additional indebtedness. To the extent that the Company presents this ratio in future filings, it will clarify how the ratio is calculated and used in measuring compliance with the provisions of the Company's material debt and financing agreements in accordance with Question 10 of the Non-GAAP FAQ. The Company believes these provisions are material to its financial condition as failure to comply may limit the incurrence of additional indebtedness.

         If you have any questions or require any further information concerning the Reports, please call the undersigned at (770) 267-2226.


                                         Very truly yours,

                                         /s/ Jack R. Altherr, Jr.

                                         Jack R. Altherr, Jr.


cc:  Mr. Alan J. Prince - King & Spalding LLP
     Mr. Keith M. Townsend - King & Spalding LLP
     Mr. Jeffery C. Bryan - Dixon Hughes PLLC
     Mr. C. Matt Whitmire - Dixon Hughes PLLC